SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KIMBELL ROYALTY PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R102

(CUSIP Number)

December 20, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R102

(1)	Names of Reporting Persons (A) HAYMAKER MINERALS & ROYALTIES, LLC 46-2712706 (B) KAYNE ANDERSON CAPITAL ADVISORS, L.P. 95-4486379 (C) RICHARD A. KAYNE
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization (A) Is a Delaware limited liability company (B) Is a California limited partnership (C) USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0
(6) Shared Voting Power (A) 4,000,000 (B) 4,000,000 (C) 4,000,000
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power (A) 4,000,000 (B) 4,000,000 (C) 4,000,000
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person(1)(2) (A) 4,000,000 (B) 4,000,000 (C) 4,000,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9)(3) (A) 18.14% (B) 18.14% (C) 18.14%
(12)	Type of Reporting Person (See Instructions) (A) OO (B) PN (C) IN

(1)

Represents 4,000,000 common units representing limited liability company interests (“Opco Common Units”) of Kimbell Royalty Operating, LLC, a Delaware limited liability company, which, together with an equal number of Class B common units representing limited partner interests (“Class B Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), are owned directly by Haymaker Minerals & Royalties, LLC (“Haymaker Minerals”). The Opco Common Units and Class B Units are exchangeable either (i) on a one-for-one basis for Common Units or (ii) cash in an amount equal to the number of Common Units multiplied by the then current market price of the Common Units, at the election of the Issuer. The Common Units reported herein by the Reporting Persons would be issuable if the Issuer were to elect to exchange all of the Reporting Persons’ Opco Common Units and related Class B Units for Common Units.

(2)

Kayne Anderson Capital Advisors, L.P. (“KACALP”) is the managing member of the general partner of Kayne Anderson Energy Fund VI LP (“KAEF VI”), a member of Haymaker Minerals holding the right to appoint four of the seven representatives to the board of managers of Haymaker Minerals. The four representatives to the board of managers of Haymaker Minerals appointed by KAEF VI possess the majority vote of the board of managers of Haymaker Minerals. As a result, KACALP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Units owned by Haymaker Minerals. Richard A. Kayne (“Mr. Kayne”) is the controlling shareholder of Kayne Anderson Investment Management, Inc., the general partner of KACALP. Mr. Kayne is also a limited partner of KAEF VI. KACALP disclaims beneficial ownership of the securities owned by Haymaker Minerals in excess of its pecuniary interest therein and this statement shall not be deemed an admission that KACALP is the beneficial owner of the reported Common Units for the purposes of Section 13(d) of the Exchange Act or any other purpose. Mr. Kayne disclaims beneficial ownership of the Common Units reported, except those Common Units held by him or attributable to him by virtue of his limited partner interest in KAEF VI and his indirect interest in the interest of KACALP in KAEF VI.

(3)

Based on 18,056,487 Common Units outstanding as of December 12, 2018, as disclosed in a Schedule 13D filed December 20, 2018, plus 4,000,000 Common Units that may be issued to Haymaker Minerals upon exchange of an equal number of Opco Common Units and Class B Units. Based on information available from the Issuer’s public filings and assuming all currently outstanding Opco Common Units and Class B Units were exchanged for 19,453,258 Common Units, there would be 37,509,745 Common Units outstanding and the ownership percentage of the Reporting Persons would be 10.67%.

Item 1(a). Name of Issuer: Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices: 777 Taylor St., Suite 810, Fort Worth, Texas 76102, US

Item 2(a). Name of Person Filing: This statement is jointly filed by Haymaker Minerals & Royalties, LLC, a Delaware limited liability company (“Haymaker Minerals”), Kayne Anderson Capital Advisors, L.P., a California limited partnership (“KACALP”), and Richard A. Kayne, a United States citizen (“Mr. Kayne”).

KACALP is the managing member of the general partner of Kayne Anderson Energy Fund VI LP (“KAEF VI”), a member of Haymaker Minerals holding the right to appoint four of the seven representatives to the board of managers of Haymaker Minerals. The four representatives to the board of managers of Haymaker Minerals appointed by KAEF VI possess the majority vote of the board of managers of Haymaker Minerals. As a result, KACALP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Units owned by Haymaker Minerals. Mr. Kayne is the controlling shareholder of Kayne Anderson Investment Management, Inc., the general partner of KACALP. Mr. Kayne is also a limited partner of KAEF VI. KACALP disclaims beneficial ownership of the securities owned by Haymaker Minerals in excess of its pecuniary interest therein and this statement shall not be deemed an admission that KACALP is the beneficial owner of the reported Common Units for the purposes of Section 13(d) of the Exchange Act or any other purpose. Mr. Kayne disclaims beneficial ownership of the Common Units reported, except those Common Units held by him or attributable to him by virtue of his limited partner interest in KAEF VI and his indirect interest in the interest of KACALP in KAEF VI.

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of Haymaker Minerals is 5300 Memorial Drive, Suite 500, Houston, Texas 77007. The principal business office address of KACALP and Mr. Kayne is 1800 Avenue of the Stars, 3rd Floor, Los Angeles, California 90067.

Item 2(c). Citizenship: Haymaker Minerals is organized under the laws of the State of Delaware. KACALP is organized under the laws of the State of California. Mr. Kayne is a United States citizen.

Item 2(d). Title of Class of Securities: Common units of the Issuer.

Item 2(e). CUSIP Number: 49435R102

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

The information regarding ownership set forth in Items 5-9 and 11 of the cover page is hereby incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the following reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following    ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:January 10, 2018

Haymaker Minerals & Royalties, LLC

By:	/s/Vasilis Mouratoff
Name:	Vasilis Mouratoff
Title:	Chief Financial Officer and General Counsel

Kayne Anderson Capital Advisors, L.P. By: Kayne Anderson Investment Management, Inc.

By:	/s/ Michael O’Neil
Name:	Michael O’Neil
Title:	Chief Compliance Officer

/s/ Richard A. Kayne
Richard A. Kayne

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint Filing Agreement dated July 23, 2018 (incorporated by reference from the original Schedule 13G filed on July 23, 2018).